UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

115637-10-0
(CUSIP Number)

June 11, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-l(b)

[X]           Rule 13d-l(c)

[]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons	Avish Agincourt, LLC

	I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION		DE.

Number of Shares Beneficially Owned by Each Reporting Person With:
	(5) Sole Voting Power		0
	(6) Shared Voting Power		5,359,221
	(7) Sole Dispositive Power		0
	(8) Shared Dispositive Power		5,359,221

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		5,359,221

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9		9.4%

(12)	Type of Reporting Person (See Instructions)		OO*

* The Reporting Person is a Delaware limited liability company.

ITEM 1(a).                      NAME OF ISSUER:

Brown-Forman Corporation

ITEM l(b).                      ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

850 Dixie Highway
Louisville, Kentucky 40210

ITEM 2(a).                      NAME OF PERSON FILING:

The person reporting on this Schedule 13G is Avish Agincourt, LLC, a Delaware limited liability company.

ITEM 2(b).                      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Principal Business Address of Avish Agincourt, LLC:	829 W. Main Street Louisville, Kentucky 40202

ITEM 2(c).                      CITIZENSHIP:

Not applicable.

ITEM 2(d).                      TITLE OF CLASS OF SECURITIES:

Class A Common Stock

ITEM 2(e).                      CUSIP NUMBER:

115637-10-0

ITEM 3.                          IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Section 240.13d-1(c), check this box. ( )

ITEM 4.                        OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in item 1.

(a, b and c)                      The Class A Common Stock beneficially owned by the reporting person is as follows:

Reporting Person	Number of Shares Owned (1)
Avish Agincourt, LLC	Beneficially Owned: Percent of Class: Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	5,359,221 9.4% 0 5,359,221 0 5,359,221

 (1)           The percentage of outstanding shares is based on 56,913,097 shares of Common Stock outstanding as of June 1, 2007.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2007	AVISH AGINCOURT, LLC
By: /s/ Laura H. Pulliam
Laura H. Pulliam, Attorney-in-fact, pursuant to Power of Attorney dated June 14, 2007

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.
prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.
do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.
take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned's responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements.  This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder.  The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact.  This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.  This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of June, 2007.

AVISH AGINCOURT, LLC, a Delaware limited liability company

By: /s/ Owsley Brown Frazier Owsley Brown Frazier, Manager	By: /s/ J. McCauley Brown J. McCauley Brown, Manager

By: /s/ Catherine Frazier Joy Catherine Frazier Joy, Manager